Exhibit 99.1

WALLDORF — SAP SE (NYSE: SAP) today announced that the Supervisory Board has agreed with Luka Mucic, Chief Financial Officer and Executive Board Member, that he will depart the company on March 31, 2023.

The Supervisory Board has initiated the search for a successor. Mucic will continue in his full capacity as CFO until March 31, 2023.

“We are incredibly grateful to Luka for his 26 years of service and dedication to the company,” said Hasso Plattner, Chairman of the Supervisory Board of SAP SE. “During his tenure as CFO, SAP’s cloud revenue has risen from €1 billion to more than €9 billion. Luka and his leadership team have been a cornerstone of SAP’s successful cloud transformation and I know they will continue to execute excellently throughout this transition.”

Mucic is the third CFO in the company’s 50-year history. He took up the position in 2014, when he was also appointed to the Executive Board. Mucic started his career at SAP in 1996 as a member of the Corporate Legal department. After serving as CFO of SAP’s DACH region from 2008 to 2012, he became head of Global Finance and a member of SAP’s Global Managing Board in 2013. Mucic also oversees SAP’s sustainability efforts and is responsible for the Taulia and SAP Signavio business units.

“Luka has been a wonderful mentor throughout my career at SAP,” said Christian Klein, CEO and Executive Board Member. “His intellectual generosity, deep commitment to principle-based leadership and dedication to SAP and our customers have been an enormous benefit not only to me personally but also to the teams he leads and to our growth and success as a company.”

“I am immensely grateful to SAP for the opportunity to have played a part in our incredible journey and success,” said Luka Mucic, CFO and Executive Board Member. “It is a privilege to work with such talented and committed colleagues at a company truly dedicated to making the world run better.”

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Media Contacts:
Joellen Perry, +1 (626) 265-0370, joellen.perry@sap.com, PT
Marcus Winkler, +49 (6227) 767 497, marcus.winkler@sap.com, CET
SAP Press Room; press@sap.com

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